July 14, 2025

Christopher Prentiss
Chief Financial Officer
MannKind Corporation
1 Casper Street
Danbury, Connecticut 06810

        Re: MannKind Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2024
            Filed February 26, 2025
            File No. 000-50865
Dear Christopher Prentiss:

       We have reviewed your July 2, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our June 18,
2025 letter.

Form 10-K for the Fiscal Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 50

1. We acknowledge the information provided in your response. Please confirm that you will revise your discussion of your results of operations in future filings to provide a more granular discussion of your Collaboration and service revenue and cite the specific factors underlying significant changes in the periods presented. In this regard, consider disclosing the information addressed in the first two bullets of your response.
 July 14, 2025
Page 2

       Please contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences